

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Michael Korenko
Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

> **Re: Vivos Inc.**
> **Post-Qualification Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed November 3, 2023**
> **File No. 024-11627**

Dear Michael Korenko:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution
Investors' Tender of Funds, page 55

1. We note your response to comment 1, and we understand that you have exchanged promissory notes for shares of common stock as part of this offering. Please disclose the investors who exercised this exchange, and clarify how this impacted the proceeds from the offering and your operations, including through the addition of risk factor disclosure, as applicable. Please also disclose the total amount of promissory notes that were exchanged for the common stock and describe any matters upon which acceptance was conditioned. Finally, please tell us what consideration you gave to the potential application of the tender offer rules, and how you structured the exchange of promissory notes for common stock to comply with Regulation 14E and Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Daniel W. Rumsey, Esq.